

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

Charles Gillespie
Chief Executive Officer
Gambling.com Group Ltd
22 Grenville Street
St. Helier, Channel Islands of Jersey JE4 8PX

     Re: Gambling.com Group Ltd
          Amendment No. 2 to Form F-1
          Filed July 12, 2021
          File No. 333-257403

Dear Mr. Gillespie:

     We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-1 Amendment No. 2 filed July 12, 2021

Recent Developments, page 9

1.   We note your statement in your disclosure that your "actual results may differ materially from these estimates due..." If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.

       You may contact Erin Jaskot at 202-551-3442 or Scott Anderegg at 202-551-3342 if you have questions regarding our comment.

Sincerely,

Division of Corporation Finance
Office of Trade & Services